Filed by JDA Software Group, Inc. (Commission File No. 0-27876)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: QRS Corporation
(Commission File No. 0-21958)

JDA Software Group Inc.
Preliminary Software License Results Conference Call
July 6, 2004

Operator: Good afternoon, and welcome to the JDA Software Group Inc. Conference Call. At this time all parties have been placed on a listen only mode and the floor will be open for your questions following the presentation.

     It is now my pleasure to introduce your host, Mr. Hamish Brewer, Chief Executive Officer. Sir you may begin.

Hamish Brewer: Thanks, Marissa. Good afternoon and welcome to the preliminary results call for the second quarter 2004. With me on the call today is Kris Magnuson, CFO and Executive Vice President of JDA.

     The purpose of this call is to provide some additional insight into our software revenue performance during the second quarter, so I plan to begin with a brief statement providing you with some general observations about the market place in the quarter and then Kris and I will open it up to take questions.

     Because we are in the process of a merger and we’re subject to various SEC filing requirements, unfortunately we are only going to be able to answer questions on this call, and we will not be able to take individual calls until our final earnings release on July 19th and the filing of the S-4 associated with the merger. However, before I get underway with my statement I would like to ask Mike Bridge, General Counsel for JDA, to read a rather lengthy section of cautionary language required by SEC rules. Mike:

Mike Bridge: Thanks, Hamish. I would like to remind everyone that this discussion today will include forward looking statements. Our actual results may differ materially from those projected in forward looking statements. Additional information concerning factors that can cause our actual results to materially differ from those in the forward looking statements may be found in our Form 10-K for the year ended December 31, 2003 as well as our Form 10-Q for the quarter ended March 31, 2004.

     Our presentation also will include a discussion of certain non-GAAP financial measures. The most directly comparable GAAP financial measures and information reconciling the non-GAAP measures we discuss for the company’s GAAP results are part of our earnings release which is available in the investor relations portion of our website at www.jda.com. Our presentation also will include statements regarding the proposed merger of JDA and QRS Corporation. JDA will file a registration statement on Form S-4 which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings with the Securities & Exchange Commission.

     Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available, because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement, when available, and other documents filed by JDA with the SEC at the SEC’s website at www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement when available, and other documents filed by JDA with the SEC may also be obtained from JDA by directing a request to JDA, attention Michael Bridge, General Counsel; telephone number 480-308-3000.

     JDA and its directors and executive officers may be deemed under SEC rules to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons and their interests in the solicitation is set forth in a Schedule 14-A filed with the SEC and is available free of charge at the SEC website and public reference rooms, and from the JDA Corporate Secretary.

     With that I would like to turn the floor over to Hamish.

Hamish Brewer: Thanks, Mike. During the second quarter we experienced a number of deal slip that resulted in software performances of approximately 14 million dollars, which is 11% below street consensus. The volume of deals that were delayed was unusually high, with well over 10 million dollars of licenses being delayed during the second quarter. We still expect to close all the delayed license revenue, with the majority of it currently estimated to close before the end of this year. However, given the experiences of the past quarter I do not want to try and provide you with detailed estimates of how much of that delayed software revenue will close in each of the remaining quarters. What I would like to stress is that despite the slippage we have experienced in the second quarter, in fact our business prospects look very good with a robust pipeline for the balance of the year.

     Our losses to competition during the second quarter remain very low. During the second quarter we closed 82 software transactions, of which 7 were multi-product deals. During the same period our records show that we lost just 3 deals to SAP and 2 to SAS and all other competitors either beat us just once or in fact did not win any business against us at all.

     Conversely, our win rate was very good. We closed 5 merchandizing system deals, 8 demand chain solution deals, 12 planning and forecasting deals, 2 CRM deals, 1 store system deal, 4 workforce management deals, 46 strategic merchandise management deals in our collaborative business, and our trading partner count in our collaborative solutions business is now up to 230. I think you would agree that this performance clearly indicates that our competitive position in the market place is as strong as it has ever been. In fact with respect to a number of our traditional competitors, I believe that we have increased our competitive strength significantly. So while it is disappointing to have so much license revenue slip in one quarter, hopefully this additional information helps you appreciate that the issue here is really the unreliable timing of deals rather than any underlying weakness in the JDA business. In fact our software sales performance is currently up 23% if you compare the first half of 2004 with the first half of 2003, so we are still well positioned to assume significant software growth in 2004.

     Looking into the details of the delayed transactions, the majority of delayed license revenues in the second quarter were in the Americas region. If I look at our pipeline for the Americas right now, it includes a historically high percentage of business that we expect to transact with larger tier one companies. When considering reasons for the delays in these transactions I believe the size of the company is a factor, with larger companies typically taking longer and having to deal with more unpredictable political and organizational issues before a final decision is made.

     As we look out to the future, the addition of QRS will increase our revenue run rate to approximately 340 million dollars, 50% of which will be recurring revenue, and it is with this in mind that I expect to be able to reduce the impact of license deal slips in the future.

     So in summary, we are very optimistic about our longer term prospects, our pipeline is robust, our competitive position is strong and improving, our market penetration is also strong and improving. Today over 60 of the global top 100 retailers use JDA products, and 77% of the global retail market above 100 million dollars in revenue are using JDA products, and it is based on these facts I look forward to being able to report better results to you in the future.

     With that I’d like to open up the call for questions.

Operator: Thank you. The floor is now open for questions. If you have a question please press star, one, on your touchtone phone. If at any point your question has been answered you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your question that you pick up your handset to ensure proper sound quality. Please hold as we poll for questions.

     Our first question is coming from Andrey Glukhov of Southwest Securities. Your line is live.

Andrey Glukhov: Yes. Hamish, hi. Well I guess the obvious question of the deal slip, did you manage to recapture them so far in the first several days of the quarter?

Hamish Brewer: No. We’ve, obviously most of the early part of the quarter people have actually been on vacation so a lot of these transactions we’re working on right now, and we’re obviously going to try and bring them in as quickly as we can. But I can’t say that we have done any yet.

Andrey Glukhov: OK. And on, specifically on the Americas, I believe in Q1 the region was also slightly below your expectations, so sort of the second quarter weakness. What would turn it around? What would be the catalyst for it to turn around?

Hamish Brewer: Well I think what I am looking for is to see some of these deals come through. As I said the majority of this delay is software license revenue, even in the Americas, so it’s not that there is any underlying weakness in that business. There’s a lot of activity going on with a lot of significant customers for JDA. And what I am really looking forward to is obviously when we can start to bring in those deals and close those deals more rapidly than we have been. But that’s really what I’m looking forward to in terms of the future opportunities for the Americas. I don’t think that we are looking at a situation where the market or the environment is in any way diminished.

Andrey Glukhov: OK. And lastly, specifically on point of sale, it started to pick up in Q1. If I understand, looking at your deal count, the strength didn’t really carry into Q2, or the in store systems deals pretty much slipped.

Kris Magnuson: Actually that’s not true Andrey. This is Kris. For in store systems, business was actually up sequentially 36% for licenses .

Andrey Glukhov: OK. So to make sure, how many deals did you get around in store?

Hamish Brewer: I think in the second quarter it was one.

Andrey Glukhov: OK. thank you.

Kris Magnuson: There’s one workforce management too.

Hamish Brewer: Oh yes, I beg your pardon.

Kris Magnuson: Yes. so for workforce management, we had 4 workforce management deals which closed in the second quarter as well.

Hamish Brewer:  And also 1 CRM deal.

Kris Magnuson:  So the total count should be 6 for the entire segment.

Andrey Glukhov:  I will pass that on to somebody else. Thanks very much.

Hamish Brewer: Thank you.

Operator: Thank you. Our next question is coming from Heather Bellini of UBS.

Heather Bellini: Hi Kris and Hamish. I was wondering if you could just comment a little bit about could this have to do with the delay in the release of the .Net product suite, what you are hearing from clients in terms of delay there? And also as we think about R & D, when will we start to see a little less spending on R & D as the development efforts start to subside, or will that happen? Thank you.

Hamish Brewer: In terms of the impact of .Net on these transactions, then no, I don’t think that that is a causal factor. And the reason I say that is because none of the transactions that we are talking about involved the sale of .Net products that are not available yet in the market place. So I don’t really believe that that would have had an impact on the timing of those deals.

     Looking forward in terms of the R & D expenditure, right now we are planning to continue with the current rate of expenditure through to the end of this year for R & D, so we don’t have any plans to make any changes on that. Obviously, that could be reviewed based upon how things move along in the third quarter, but right now our plans are to keep that expenditure level, and we will obviously be reviewing what we are going to be doing for next year as we get into our budget cycle. But we haven’t made a firm decision about next year yet, but I think it’s a safe assumption when you talk bigger model or whatever is to continue with the current run rate for R & D expense until we are able to give you further information on that.

Heather Bellini:  Right, thank you.

Operator: Thank you. Our next question is coming from Tad Piper of Piper Jaffray.

Tad Piper: Hi guys. Obviously Hamish and Kris, this isn’t really a new problem, having sort of a lumpy quarter to quarter, and I know in the announcement of the QRS deal you’ve gone to great lengths to point out the fact that it’s 50% renewable business, etc. Can you talk a little bit about how you might see the business changing? Today you sell most of your products on a perpetual license. You began to offer some products on the analytic side on a hosted basis. Can you just talk through what changes you see making in your business over time to try to avoid the make a quarter miss a quarter trend?

Hamish Brewer: Yes. I think clearly assuming if you combine JDA today and QRS, then from the QRS business side, you are going to have a significant flow to revenues every month coming in for software in terms of those multi-feeds that they have. In addition to that if you look inside our collaborative solutions area, and I talked about the fact now they are up to 230 trading partners there, that business, those 230 trading partners, is almost all a subscription based license revenue stream as well. So we are increasing the subscription percentage of our total revenue.

     An additional factor as we go forward is going to be the fact that with the addition of QRS we will actually have substantially increased capability to host solutions for our customers. Essentially what QRS does, the way it’s built its revenue stream, is by really operating the software for the retailer and the manufacturer inside the four walls of the QRS operation and selling that service out on a monthly basis. So having that capability inside our organization to operate applications for our customers on a 24 by 7 basis and provide them with monthly services to use, to access the user application, we are going to increase our capability to deliver more solutions through that kind of a business model. So I think that as we go forward in time we can expect that we will continue to put emphasis on driving revenues up through that kind of revenue stream rather than the perpetual software license approach.

     Does that answer your question?

Tad Piper: Sort of. I understand in theory that you want to host more things. What I am trying to understand is what solutions you think that you have that lend themselves to more of a subscription model?

Hamish Brewer: Well there’s a whole list of them. To be quite frank there isn’t one of our solutions that we couldn’t provide on a hosted basis. One of the things we announced at our first user conference this year was something called “optimize on demand” where we are taking a combination of our Intactix products and our Intellect products and combining them together into a full category management solution, and the way we are delivering that solution to the market place is entirely through a hosted basis where we are running these. We’re running the software for the customer so they don’t have to license the software; they don’t have to install the software. We’ve started this already. You can work with our category management solutions. They can work with all of – we are already hosting our merchandising systems. We are hosting our forecasting and replenishment system. About the only system that we couldn’t host for somebody is their in store system.

Kris Magnuson: And a lot of this stuff Tad will be targeted towards the vendors of retailers too. Retailers historically haven’t necessarily wanted to license on a subscription basis but a lot of the functionality that vendors need today our solutions can do, and they do not object to subscription type licensing.

Tad Piper: All right. I have another question, the deals that you lost to SAS and SAP, can you give any color on when do you lose and why? And then can you just run through those deal counts that you rattled off pretty quickly as well?

Hamish Brewer: Yes. Sure. Let me start going through them again for you. So we signed 5 new merchandizing system deals. We signed 8 demand chain solution deals, primarily forecasting replenishment type products. We signed 12 planning and forecasting deals, 2 CRM deals, 1 store system deal, 4 workforce management deals and 46 strategic merchandize management deals in our collaborative business.

     In terms of the deals that we feel we lost to SAP and SAS, like I said there was a total of 5 deals there that we lost. Primarily when we are competing against SAP the kind of issue that will cause us to lose to them is (and I know this is applicable in one of the cases here that we are talking about, in fact more than one) was – let’s say for instance that we are trying to sell to a company that not only has retail but maybe has other channels such as wholesale, and so they are really more heavily focused towards SAP’s product suite of order management and wholesale and that kind of thing and retail is not the predominant element of their business. And in those situations SAP can be a tough competitor for us. So that’s the situation where we will lose to them.

     The other kind of situation is SAP is certainly aggressively trying to win business in the market place, so they are pushing out some very aggressive pricing, and there are some people who will always go for a very aggressive pricing offer, particularly if backed up by someone inside SAP.

     The other deals we are talking about with SAS, primarily there we are talking about just opportunities where the customer felt that their solution offering was just a better fit for them than ours, because we are differentiated in that respect. Our solutions are rather more focused on retail specifically and their solutions are rather broader based and sometimes that works in their favor and a lot of the time it works in our favor. It just depends what kind of functionality there is, primarily.

Tad Piper: Thanks.

Hamish Brewer: I think an important point to mention is that we’re there, we’re talking about 5 losses which I think, historically, kind of factors JDA (inaudible) pretty low run rate and if you look on the other side of the ledger we won 82 (inaudible). So overall that’s why I say I don’t think you can point to a deterioration in our competitiveness as a driving factor here.

Operator: Thank you. Our next question is coming from John Torrey of Adams Harkness.

John Torrey: Hi, a couple of questions. It looks like EMEA was about flat for the quarter in terms of its performance. Could you evaluate for the demand environment over in EMEA and evaluate new sales leadership, the hiring I guess you announced this morning, and how that may impact that organization going forward?

Hamish Brewer: Yes. We have been working since the beginning of this year to improve our operations in EMEA and, as I have mentioned before when talking about this subject, you don’t turn that kind of thing around in two minutes. So it’s something that will gradually develop through the course of the year. I think we are already in a better situation in terms of how we are running in EMEA compared to how we were running at the beginning of this year. I think things have improved and that’s going to, I expect, start to generate increased sales performance as we go forward to the second half of the year. As I am sitting here today I would anticipate that we could do better in the second half of the year in EMEA than we did in the first half and that will be my expectation right now, and I am sure that having Bob on board is going to help tremendously with that because I know he brings the right level of experience and will obviously give it all the attention and effort required to try and make sure that happens.

John Torrey: So I guess on balance would you attribute the slightly better performance in the first half already to the demand environment being a little bit better over there, or just to better execution without leadership?

Hamish Brewer: No. I think it’s primarily around execution. I can’t say that I’ve seen a noticeable upturn in the overall demand environment in EMEA at this point in time.

John Torrey: OK. And then I guess of the 10 million dollars in deals that you talked about being delayed, any way to characterize the number of deals that relates to, the sort of order of magnitude of software deals?

Hamish Brewer: No. I wouldn’t want to get into that but there’s more than one or two.

John Torrey: OK. And then finally, the market already seems to be reacting quite efficiently, on the QRS side, to the preannouncement. It’s a fixed exchange ratio that you have on this deal. Do you anticipate any potential for changing that, given that I think about 25 million dollars of the deal value is gone away this afternoon?

Kris Magnuson: We are not anticipating doing that now.

John Torrey: All right, thanks a lot.

Operator: Thank you. Our next question is coming from Robin Roberts of Stephens, Incorporated.

Robin Roberts: Hi Hamish. When we looked at the deals being delayed or at the deals that were lost to SAP and SAS, did you get an indication from the customers ahead of time that you were chosen as final vendor or you did not have indications at all? And also the delayed deals were they in the budget when you gave the guidance last quarter you were going to have a sequential improvement in the license revenue?

Hamish Brewer: Yes. the deals that I am talking about (let me just think now quickly – I’m trying to think through the list of them) I’m not sure if all of them were in our expected number for the quarter at the point that we indicated that we felt that software licenses was going to increase. In fact, certainly from a dollar standpoint a significant percentage of them from a dollar standpoint were in, so yes because there were certainly some deals there that we were expecting to close and that were part of our forecast going forward into the quarter.

Robin Roberts: OK. And so just so I understand in your forecast methodology did you put the deals in which you had been selected as the final vendor in the forecast, or does the forecast include some deals that you have not gotten that indication yet?

Hamish Brewer: Oh no, the look up includes deals where we have not been selected finally because otherwise we wouldn’t (inaudible) projected companies would they?

Robin Roberts: In terms of the deals that got lost to SAP and/or SAS, were those the deals multi-software module deals or are they single module deals?

Hamish Brewer: I don’t have that information right in front of me right now, but I think I am right in saying that most of them would have been single product deals.

Robin Roberts: OK. And historically JDA has really excelled in single product deals with the best of breed functionality. With SAP and SAS coming in strong, do you think the market is moving away from single product deals, to more of a suite at a deeper discount price?

Hamish Brewer: No. I don’t see that in fact, and I don’t think other people are seeing that. I think in general the market place is recognizing that the point solutions are still the majority of the business outlets today. Now the fact is that during this quarter we did close 5 new merchandizing system deals and as I mentioned we did 7 multi-product deals ourselves during the quarter. So we are hopefully seeing some signs of resurgence in transaction and infrastructure type systems which are the ones that typically give rise to multi-product deals because very often people buy a few additional point solutions to go with the transaction system. But overall I think the majority of the business is still in the point solution area, and I know that recent (inaudible) talking to in other software companies that have said the same thing so it seems to be a common thing.

Robin Roberts: OK. And lastly when you talk to the customers who have decided to delay or not closing as expected, do they have concerns about macro economic environment or just their internal politics, or just people on vacation?

Hamish Brewer: I would say most of the cases we are talking about there were internal issues, organizational issues, structural issues, reorganizing and all that kind of stuff that caused people to delay their decisions. We did have some deals out there that, where people said “oh well, you know the price is an issue and I need to go back and reconsider the business case” or whatever. You always get some of those but it’s certainly not an unusual level at this point in time.

Robin Roberts: So at this point you haven’t heard of concerns about the macro economic environment?

Hamish Brewer: No. I’m not hearing major concerns about a macro economic environment at this point.

Robin Roberts: OK. Thank you.

Hamish Brewer: OK.

Operator: Thank you. Once again if you would like to ask a question please press star, one, on your touchtone phones. Our next question is coming from Brett Waldman of Fulcrum Global Partners.

Alan Weinfeld: Hi, it’s Alan Weinfeld. Have you guys said anything about the hardware portion of your business? I heard it could be 10% of revenue this quarter that I guess would be needed to be broken out from the software business?

Kris Magnuson: Alan, today all we are prepared to discuss is the software license results. We are still completing the close of our books, and we will discuss the other elements of the income statement on the July 19th call.

Alan Weinfeld: If the macro development environment hasn’t changed or maybe we’re hearing similar to that, better in some places, is there anything else out there that you could be seeing? I understand Europe was flat. I can say that, a good performance now proper management is there, and I think that can be better, but what in the US has changed in the environment over the last quarter? Anything you can possibly speak to?

Hamish Brewer: Well I don’t think it’s necessarily a change over the last quarter, but you know I think that, as I mentioned earlier, I think the fact that we do have a significant number of transactions going on in the Americas, in the US, with larger companies gives us an increase in percentage charts of having these kind of unpredictable delays in the sales process. It’s just usually because of all the organizational type stuff within those companies. They are big companies, they have lots of different people wanting to get into things at the same time and getting them to actually finalize on a decision is not straightforward perhaps as dealing in many cases with a smaller company where you are dealing just with one decision making team.

     So that’s about the only other factor that I can see that’s out there right now from our point of view. It just is an ongoing case of increased due diligence and decisions being raised up to senior levels and within the organization, and there being a lot of scrutiny around IT investment decisions. The fact is there isn’t a single executive team in this country that isn’t aware of things, a major disastrous IT project that has gone on in the last three, four, five years, and everybody knows these companies that have severely damaged their customers, and the reality is that I think people are pretty gun shy out there, and there’s a lot of diligence going on.

Operator: Thank you. Our next question is coming from Faraz Farzam of Broadview Advisors.

Faraz Farzam: Hi. Could you comment if any of those losses to SAP were in North America or were they all in Europe, or any color there?

Hamish Brewer: I believe one of them was in North America. The rest were outside.

Operator: Thank you. Our next question is coming from Brad Reback of CIBC.

Brad Reback: Hi. Kris could you give us an update on the services business?

Kris Magnuson: I’m not prepared really to discuss the results in total today. I can tell you that it’s generally in line with expectations that we set forth in the Q, but we’re still closing the books, and there’s a lot of reclassifications and stuff that need to be booked yet before I am fully prepared to discuss the rest of the operating results.

Brad Reback: Reclassifications – what do you mean by that?

Kris Magnuson: Well we often times use our services people to work on other projects in the company, that type of thing.

Brad Reback: OK. Could you break that out at this point how much did the license revenue come from the installed base versus new customers?

Kris Magnuson: Hold on one minute, and I’ll see if we’ve got that statistic here with us.

Operator: Thank you, and our next question is coming from Kristen Schaeffer of Wells Fargo.

Kristen Schaeffer: Hi Hamish and Kris. Just one question – are you getting any sense for how retailers are spending their budgets, whether it’s two year budgets this year or kind of the linearity of their spending? Are they spending more in the back half of the calendar year?

Kris Magnuson: Before Hamish answers that I’m going to let you know that 69% of the software license sales came from our installed base this quarter.

Hamish Brewer: So there were slightly lower percentage than last quarter.

     To answer your question then Kristen, I don’t get the strong sense of any sort of major swings in linearity of spending. I’m not getting an indication of a huge budget flush, not for the back end of the year or anything like that, but having said that we are pretty busy at the moment. There seems to be a lot of activity going on in the market place which is obviously going to translate into deals at some point, so I guess that people must be out there assigning budgets. But I don’t really have any data to give you any clear steer on that.

Kristen Schaeffer: OK, thanks.

Operator: Thank you, and our final question is a follow up coming from Tad Piper of Piper Jaffray.

Tad Piper: My question was answered, thanks.

Operator: Thank you. I will now turn the call back over to the speaker for any closing remarks.

Hamish Brewer: Thanks very much. Well I don’t have any further closing remarks to make except that I look forward to seeing you on the earnings release call on July 19th, and as I said earlier on in the beginning of the call, we will be going back into our quiet period at this point and won’t be able to take individual calls. Sorry about that.

     Thanks a lot. Bye.

Operator: Thank you, this does conclude this afternoon’s teleconference. You may disconnect your lines and enjoy your day.